February 2, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, NE

Washington, DC 20549

Attn: Abby Adams

Re:        ReShape Lifesciences Inc.

Registration Statement on Form S-1

Filed January 12, 2023

File No. 333-269207

Withdrawal of Request for Acceleration

Ladies and Gentlemen:

Reference is made to our request, dated February 1, 2023, pursuant to which we requested that the effective date of the above-referenced registration statement, as amended, be accelerated so that it will be declared effective at 5:00 p.m., Eastern Time, on February 2, 2023, or as soon thereafter as is practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff of the Commission. We are no longer requesting that such registration statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

/s/ Paul F. Hickey

Paul F. Hickey

President and Chief Executive Officer